ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated October 8, 2008

100% Principal Protection Notes

Linked to a Strengthening Chinese renminbi versus the U.S. dollar

Market Strategies to Complement Traditional Fixed Income Investments

UBS AG $• Notes Linked to a Strengthening Chinese renminbi versus the U.S. dollar due on or about October 31, 2011

Investment Description

These Principal Protection Notes linked to a Strengthening Chinese renminbi versus the U.S. dollar (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the appreciation of the Chinese renminbi (“CNY”) relative to the U.S. dollar (“USD”) as measured by the USD/CNY Exchange Rate (the “Reference Asset”).The 100% principal protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including the 100% principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Growth Potential — Possibility of enhanced returns linked to the appreciation of the Chinese renminbi relative to the U.S. dollar.
☐	Principal Protection — 100% principal protection only applies if the Notes are held to maturity, and is subject to the creditworthiness of the Issuer.
☐	Currency Exposure — Exposure to the Chinese renminbi relative to the U.S. dollar.
☐	Participation Rate — 115% – 145% (to be determined on the Trade Date).

Key Dates*

Trade Date	October 24, 2008
Settlement Date**	October 30, 2008
Final Valuation Date	October 26, 2011
Maturity Date	October 31, 2011
*	Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.
**	We expect to deliver the Notes against payment for the Notes on the fourth business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in four business days (t+4), to specify alternative arrangements to prevent a failed settlement.
Security Offerings

We are offering 100% Principal Protection Notes linked to the appreciation of the Chinese renminbi versus the U.S. dollar. On the Final Valuation Date, if the Currency Return, which is linked to the appreciation of the Chinese renminbi versus the U.S. dollar, is greater than zero, you will receive a single payment at maturity equal to the principal amount of the Notes plus an Additional Amount equal to the principal amount of the Notes multiplied by the product of 115% – 145% (the “Participation Rate”, which will be determined on the Trade Date) and the appreciation of the Chinese renminbi (that is, the amount by which the Currency Return is greater than zero). If the Currency Return on the Final Valuation Date is below or equal to zero, then you will receive at maturity only the principal amount of the Notes with no additional return. The Notes do not bear interest and are 100% principal protected if held to maturity. The Notes are offered at a minimum investment of $1,000. The CUSIP for the Notes is 90261JCM3 and the ISIN is US90261JCM36.

See “Indicative Terms” on page 3. The Notes we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying currency and commodity supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” beginning on page 7 and the more detailed “Risk Factors” beginning on page PS-7 of the accompanying prospectus supplement relating to the Notes for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, the currency and commodity supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS
Per Note	$1,000.00	$25.00	$975.00
Total

UBS Investment Bank

Additional Information About UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and a currency and commodity supplement for the various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated March 7, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000148/v104761_695x4-424b2.htm

♦	Currency and Commodity Supplement dated March 7, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000145/v104767_695x5-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the 100% Principal Protection Notes linked to a strengthening Chinese renminbi versus the U.S. dollar that are offered hereby. Also, references to the “prospectus supplement” mean the UBS prospectus supplement titled “Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities”, dated March 7, 2008, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement, dated March 7, 2008 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an Investment with a return linked to the Chinese renminbi relative to the U.S. dollar.
♦	You believe that the Chinese renminbi will appreciate relative to the U.S. dollar.
♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity.
♦	You are willing to hold the Notes to maturity and are aware that there may be little to no secondary market for the Notes.
♦	You do not seek current income from this investment.
♦	You are willing to invest in the Notes based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on the Trade Date).
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦	You do not seek an investment with exposure to the Chinese renminbi relative to the U.S. dollar.
♦	You believe that the Chinese renminbi will not appreciate, or will decline relative to the U.S. dollar.
♦	You prefer the lower risk, and therefore, are willing to accept the potentially lower returns of, non-structured fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 7 and more detailed “Risk Factors” beginning on page PS-7 of the prospectus supplement relating to the Notes for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG
Issue Size	•
Issue Price	$1,000 per Note
Minimum Investment	$1,000
Term	3 years
Principal Protection	100%, if held to maturity(1)
Reference Asset	USD/CNY Exchange Rate (also referred to as the USD/CNY spot rate)
Participation Rate	115% to 145%. The actual Participation Rate will be determined on the Trade Date.
Payment at Maturity	At maturity, you will receive a cash payment of $1,000 for each Note plus the Additional Amount, which may be zero.
Additional Amount	An amount per Note equal to the greater of (a) zero and (b) $1,000 × Currency Return × Participation Rate
Currency Return	Initial Spot Rate - Final Spot Rate Initial Spot Rate
Final Spot Rate	The spot rate for the Reference Asset on the Final Valuation Date, determined by the calculation agent as set forth in the prospectus supplement and the currency and commodity supplement. For the determination of the Final Spot Rate of the Reference Asset by the calculation agent, see “Non-Deliverable Currencies: Chinese renminbi (CNY)” beginning on page CCS-15 of the currency and commodity supplement.
Initial Spot Rate	The spot rate for the Reference Asset determined by the calculation agent as observed through trades through the Electronic Broking System, Reuters Dealing 3000 and various voice brokers at approximately 10:00 a.m. New York time on the Trade Date.
Spot Rate on the Trade Date	•
Coupon Payment	We will not pay you interest during the term of the Notes.
Final Valuation Date	The Final Valuation Date is currently expected on October 26, 2011, unless the calculation agent determines that a market disruption event (as set forth in the prospectus supplement and currency and commodity supplement) occurs or is continuing on any such day. In that event, or if the Final Valuation Date is not a business day, the Final Valuation Date will be the first preceding or first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date for the Notes be postponed by more than 17 consecutive days.
CUSIP	90261JCM3
ISIN	US90261JCM36

Determining Payment at Maturity

You will receive the principal amount of your Notes at Maturity and an Additional Amount of zero (a zero return).

(1)	Principal protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

How will your payment at maturity be calculated?

Set forth below is an explanation of the steps necessary to calculate your payment at maturity.

♦	If the Currency Return is zero or negative, you will receive $1,000 for each $1,000 principal amount of your Notes. Even if the Currency Return is substantially less than zero, you will receive this amount at maturity.
♦	If the Currency Return is more than the zero the following steps are necessary to calculate your payment at maturity:

Step 1: Calculate the Currency Return for the Reference Asset.

The Currency Return is the difference between the USD/CNY spot rate on the Final Valuation Date (the “Final Spot Rate”) relative to the Initial Spot Rate, expressed as a percentage calculated as follows:

Currency Return  =
Initial Spot Rate – Final Spot Rate

Initial Spot Rate

An increase in the value of the Chinese renminbi relative to the U.S. dollar is expressed as a decrease in the USD/CNY spot rate.

Step 2: Calculate the Additional Amount

The Additional Amount is an amount per Note equal to the greater of (a) zero and (b) $1,000 x Currency Return x Participation Rate.

Step 3: Calculate the payment at maturity.

Payment at Maturity per Note = $1,000 + the Additional Amount

Scenario Analysis and Examples at Maturity

The following scenario analysis for the payment at maturity of the Notes assumes a Participation Rate of 130% and hypothetical Currency Returns from -20% to +20%. The actual Participation Rate will be determined on the Trade Date.

Additional Amount versus Currency Return

Hypothetical Performance at Maturity

Principal Protection:	100%
Participation Rate:	130%, if the Currency Return is positive (the actual Participation Rate will be determined on the Trade Date)

Hypothetical Final Currency Return	Hypothetical Final USD/CNY Spot Rate	Payment at Maturity in % of Principal Amount	Total Amount Payable at Maturity per Note	Total Rate of Return on Notes
-15%	7.8719	100.00%	$1,000.00	0.00%
-14%	7.8034	100.00%	$1,000.00	0.00%
-13%	7.7350	100.00%	$1,000.00	0.00%
-12%	7.6665	100.00%	$1,000.00	0.00%
-11%	7.5981	100.00%	$1,000.00	0.00%
-10%	7.5296	100.00%	$1,000.00	0.00%
-9%	7.4612	100.00%	$1,000.00	0.00%
-8%	7.3927	100.00%	$1,000.00	0.00%
-7%	7.3243	100.00%	$1,000.00	0.00%
-6%	7.2558	100.00%	$1,000.00	0.00%
-5%	7.1874	100.00%	$1,000.00	0.00%
-4%	7.1189	100.00%	$1,000.00	0.00%
-3%	7.0505	100.00%	$1,000.00	0.00%
-2%	6.9820	100.00%	$1,000.00	0.00%
-1%	6.9136	100.00%	$1,000.00	0.00%
0%	6.8451	100.00%	$1,000.00	0.00%
1%	6.7766	101.30%	$1,013.00	1.30%
2%	6.7082	102.60%	$1,026.00	2.60%
3%	6.6397	103.90%	$1,039.00	3.90%
4%	6.5713	105.20%	$1,052.00	5.20%
5%	6.5028	106.50%	$1,065.00	6.50%
6%	6.4344	107.80%	$1,078.00	7.80%
7%	6.3659	109.10%	$1,091.00	9.10%
8%	6.2975	110.40%	$1,104.00	10.40%
9%	6.2290	111.70%	$1,117.00	11.70%
10%	6.1606	113.00%	$1,130.00	13.00%
11%	6.0921	114.30%	$1,143.00	14.30%
12%	6.0237	115.60%	$1,156.00	15.60%
13%	5.9552	116.90%	$1,169.00	16.90%
14%	5.8868	118.20%	$1,182.00	18.20%
15%	5.8183	119.50%	$1,195.00	19.50%

Hypothetical Examples:

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Final Spot Rates will have on the payment at maturity. These hypothetical examples are based on hypothetical Participation Rate of 130%, as well as hypothetical Initial Spot Rates (the actual values of each of which will be determined on the Trade Date).

Example 1:

The CNY appreciates relative to the USD resulting in a Currency Return of 15.00%. With the Participation Rate, the Additional Amount will be $195, and, therefore, payment at maturity will equal $1,195.00 per $1,000 Note.

Because the Currency Return is 15.00%, which is greater than zero, the Additional Amount is equal to $195, and the payment at maturity is equal to $1,195.00, per $1,000 Note (a return of 19.50% per $1,000 Note), calculated as follows:

Initial Spot Rate (on Trade Date)	Final Spot Rate (on Final Valuation Date)	Currency Return	Final Currency Return
6.8451	5.8183	15.00%	15.00%

$1,000 + ($1,000 x 15% x 130%) = $1,195.00

Example 2:

The CNY remains the same relative to the USD resulting in a Return of 0%, and, therefore, a payment at maturity of $1,000 per $1,000 Note (a zero return).

Because the Currency Return is 0.00%, the Additional Amount is equal to $0, and the payment at maturity is equal to $1,000, per $1,000 Note (a zero return), calculated as follows:

Initial Spot Rate (on Trade Date)	Final Spot Rate (on Final Valuation Date)	Currency Return	Final Currency Return
6.8451	6.8451	0.00%	0.00%

$1,000 + ($1,000 x 0% x 130%) = $ 1,000.00

Example 3:

The CNY depreciates relative to the USD resulting in a Return of -5%, and, therefore, a payment at maturity of $1,000 per $1,000 Note (a zero return).

Because the Currency Return is -5%, which is less than zero, the Additional Amount is equal to $0, and the payment at maturity is equal to $1,000.00, per $1,000 Note (a zero return), calculated as follows:

Initial Spot Rate (on Trade Date)	Final Spot Rate (on Final Valuation Date)	Currency Return	Final Currency Return
6.8451	7.1874	-5.00%	-5.00%

$1,000 + ($1,000 x 0% x 130%) = $1,000.00

Historical Performance of the USD/CNY Exchange Rate

The following graph illustrates the historical performance of the Reference Asset from October 1998 through October 2008. As of October 2, 2008, at approximately 4:00 p.m., New York time, the USD/CNY spot rate was 6.8451. The actual value of the Initial Spot Rate will be determined on the Trade Date. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the spot rate for the Reference Asset on any given day.

Historical Performance of the USD/CNY Exchange Rate

Key Risks
♦	Market risk — The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the U.S. dollar depreciates against the Chinese renminbi. The Currency Return will be based on the performance of the Chinese renminbi versus the U.S. dollar during the term of the Notes. The value of the Reference Asset will be affected by movements in the value of the Chinese renminbi against the dollar.
♦	No interest payments — You will not receive interest payments on the Notes over the term of the Notes.
♦	The amount you receive at maturity may result in a yield that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a yield that is less than the return you could earn on other investments. For example, your yield may be lower than the yield you would earn if you bought a standard U.S. dollar-denominated senior non-callable debt security of UBS with the same stated maturity date.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity would be at a substantial discount from the initial price to public and, as a result, you may suffer substantial losses.
♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a significant discount and will not benefit of principal protection from any decline in the value of the U.S. dollar as expressed by changes in the spot rate for the Reference Asset.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection provided at maturity, depends on the ability of UBS, to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Owning the Notes is not the same as owning a foreign exchange contract on the Reference Asset — The return on your Notes may not reflect the return you would realize if you actually purchased a foreign exchange contract on the Reference Asset.
♦	The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the USD/CNY Exchange Rate, on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:
♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, or any other market,
♦	Chinese renminbi interest rates,

♦	the time remaining to the Final Valuation Date,
♦	the creditworthiness of UBS, and
♦	volatility of the USD/CNY Exchange Rate.
♦	The USD/CNY Exchange Rate will be influenced by unpredictable factors which interrelate in complex ways — The USD/CNY Exchange Rate is a result of the supply of, and demand for, each currency. Changes in the foreign exchange rate may result from the interactions of many factors, including economic, financial, social and political conditions in the United States and China. These conditions include, for example, the overall growth and performance of the economies of the United States and China, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between the United States and China, market interventions by the Federal Reserve Board or the central bank of China, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in the U.S. and China, the stability of the government of the United States and the government of China and their respective banking systems, the structure of and confidence in the global monetary system, wars in which the United States and China are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States and China, and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events.

Certain relevant information relating to China may not be as well known or as rapidly or thoroughly reported in the United States as compared to United States developments. Prospective purchasers of the Notes should be aware of the possible lack of availability of important information that can affect the value of the Reference Asset and must be prepared to make special efforts to obtain such information on a timely basis.

It is not possible to predict the aggregate effect of all or any combination of these factors. Your Notes are likely to trade differently from the market price of the Reference Asset, and changes in the market price of the Reference Asset are not likely to result in comparable changes in the market value of your Notes.

♦	The liquidity, trading value and amounts payable under the Notes could be affected by the actions of the governments of the United States and China — Exchange rates of most economically developed nations, including the United States are “floating”, meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including those of the United States and China, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Chinese renminbi and the the U.S. dollar or any other currency.
♦	Market Disruption — If a currency is no longer available due to the imposition of exchange controls or other circumstances beyond Issuer’s control or is no longer used for settlement of transactions by financial institutions in the international banking community or the foreign exchange market, or if there is no spot exchange rate for the applicable currency pair, the calculation agent will make its determinations hereunder in good faith and in a commercially reasonable manner taking into consideration all available information that in good faith it deems relevant.
♦	Substitute Currency — If a currency is converted into, or there is substituted for the currency, another currency (the “New Currency”) pursuant to applicable law or regulation (the “Relevant Law”), such currency shall be substituted by the New Currency at the conversion rate prescribed in the Relevant Law at the time of such substitution.
♦	Emerging Markets Risk — One of the currencies in a currency pair may be an emerging market currency. The possibility exists of significant changes in rates of exchange between a non-emerging market currency and an emerging market currency, or between emerging market currencies, and the possibility of the imposition or modification of exchange controls by either the U.S. or a foreign government. Such risks generally depend on economic and political events over which the Issuer has no control, and such risks may be more pronounced in connection with emerging market currencies. Governments in emerging market countries have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a currency at the time of payment. The investor must be willing to accept that fluctuations in spot exchange rates involving one or more emerging market currencies that have occurred in the past are not necessarily indicative of fluctuations that can occur during the term of this investment, and that the volatility inherent in emerging market currency transactions could significantly affect the overall return on the investment.
♦	The People’s Republic of China — In 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which are reset daily. After the closing of the market on each business day, the People’s Bank of China announces the closing price of a foreign currency, such as the U.S. dollar, traded against the Chinese renminbi in the interbank foreign exchange market. This closing price then becomes the central point of the managed trading band for that currency for the following business day. Despite the recent change in its exchange rate regime, the Chinese government continues to manage the valuation of the Chinese renminbi, and further changes in the Chinese government’s management of the Chinese renminbi may impact the exchange rate for the Chinese renminbi relative to the U.S. dollar.
♦	Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Reference Asset and, consequently, on the value of the Notes.
♦	Currency markets may be volatile — Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Notes could be affected by action of the government of China. These factors may affect the values of the Reference Asset and the value of your Notes in varying ways, and different factors may cause the values of the Reference Asset, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.
♦	The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
♦	The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.
♦	Historical performance of the USD/CNY Exchange Rate should not be taken as an indication of future performance during the term of the Notes — It is impossible to predict whether the USD/CNY Exchange Rate will rise or fall. The USD/CNY Exchange Rate, will be influenced by complex and interrelated political, economic, financial and other factors.
♦	Trading and other transactions by UBS or its affiliates in the foreign exchange and currency derivative markets may impair the value of the Notes — We or one or more of our affiliates may hedge our foreign currency exposure from the Notes by entering into foreign exchange and currency derivative transactions, such as options or futures on exchange-traded funds. Our trading and hedging activities may affect the USD/CNY Exchange Rate and make it less likely that you will receive a return on your investment in the Notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or our affiliates may also engage in trading in instruments linked to the USD/CNY Exchange Rate, on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the USD/CNY Exchange Rate. By introducing competing products into the marketplace in this manner, UBS or its affiliates could adversely affect the market value of the Notes.

♦	There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC will, among other things, decide the amount paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Notes — Role of Calculation Agent” on page PS-24 of the prospectus supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Reference Asset has occurred or is continuing on a day when the calculation agent will determine the Final Spot Rate. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.
♦	The business activities of UBS or its affiliates may create conflicts of interest — We and our affiliates expect to engage in trading activities related to the Chinese renminbi that are not for the account of holders of Notes or on their behalf. These trading activities may present a conflict between your interests as holder of the Notes and the interests of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.
♦	Potentially inconsistent research, opinions or recommendations by UBS — We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Reference Asset to which the Notes are linked or the value of the Notes.
♦	You must rely on your own evaluation of the merits of an investment linked to the Reference Asset — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in currency exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the currency exchange markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future currency exchange rate.
♦	Even though the Chinese renminbi and the U.S. dollar are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the Chinese renminbi, and the U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the Chinese renminbi and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for the Chinese renminbi and the U.S. dollar remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such exchange.
♦	The payment formula for the Notes will not take into account all developments in the Reference Asset — Changes in the USD/CNY Exchange Rates during the term of the Notes before the Final Valuation Date may not be reflected in the calculation of payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing the Initial Spot Rate on the Trade Date and the Final Spot Rate on the Final Valuation Date. No other levels will be taken into account. As a result, the Currency Return may be less than zero even if the USD/CNY Exchange Rates have moved favorably at certain times during the term of the Notes before moving to an unfavorable level relative to the Initial Spot Rate on the Final Valuation Date.
♦	The calculation agent can accelerate or postpone the determination of the Final Spot Rate and the Maturity Date, if a market disruption event occurs on the Final Valuation Date — If the calculation agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date, the Final Valuation Date will be accelerated or postponed until the first business day on which no market disruption event occurs or is continuing. If such an acceleration or postponement occurs, then the calculation agent will instead use the relevant level of the USD/CNY Exchange Rate on the first preceding or the first following business day the Calculation Agent determines that on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than 17 consecutive days. As a result, the Maturity Date for the Notes could also be accelerated or postponed.

If the Final Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the Final Valuation Date. If the USD/CNY Exchange Rate is not available on the last possible day that qualifies as the Final Valuation Date, either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the level of the USD/CNY Exchange Rate that would have prevailed in the absence of the market disruption event or such other reason. See “General Terms of the Notes — Market Disruption Event” on page PS-20 of the prospectus supplement.

You are urged to review “Risk Factors” in the prospectus supplement related to this offering for a more detailed description of the risks related to an investment in the Notes.

What are the tax consequences of the Notes?

The tax treatment of your Notes is described under “1. Notes Treated as Long-Term Contingent Payment Debt Obligations” in “Supplemental U.S. Tax Considerations” on page PS-27 of the prospectus supplement. Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in the prospectus supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include in income amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in the Notes will be increased by the amount you are required to include in income.

We will complete the following paragraph in the pricing supplement.

We have determined the comparable yield for the Notes is equal to •  % per annum, compounded semiannually, with a projected payment at maturity of $•   based on an investment of $1,000. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $•   in 2008, $•   in 2009, $•   in 2010 and $•   in 2011. However, if the amount you receive at maturity is greater than $•  , you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2011 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $•  , you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2011 by an amount that is equal to such difference. If the amount you receive at maturity is less than $•  , then you would recognize a net ordinary loss in 2011 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	360,426	352,802
Total Debt	360,426	352,802
Minority Interest(2)	8,010	7,841
Shareholders’ Equity	44,283	43,346
Total capitalization	412,719	403,989
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.97885 (the exchange rate in effect as of June 30, 2008).

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-657-9836.